Exhibit 21.1

LIST OF SUBSIDIARIES OF INVITAE CORPORATION

Subsidiary	Juridiction
Good Start Genetics, Inc.	Delaware
CombiMatrix Corporation	Delaware
Patientcrossroads, Inc.	California
Ommdom Inc.	Delaware
Invitae Canada Inc.	British Colombia, Canada